Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.           Name and Address of Company

CoolBrands International Inc. (“CoolBrands”)
210 Shields Court
Markham, ON
L3R 8V2

2.    Date of Material Change

January 23, 2007

3.    Press Release

A press release was issued by CNW Group on January 24, 2007.

4.    Summary of Material Change

CoolBrands announced that its subsidiaries, Integrated Brands Inc. and Eskimo Pie Corporation have sold their Eskimo Pie and Chipwich Brands and Real Fruit trademark, along with Eskimo Pie soft serve product brands and related foodservice business segment to Dreyer's Grand Ice Cream, Inc., an indirect subsidiary of Nestle S.A., for a purchase price of approximately US$18,925,000.

5.    Full Description of Material Change

CoolBrands announced that its subsidiaries, Integrated Brands Inc. and Eskimo Pie Corporation have sold their Eskimo Pie and Chipwich Brands and Real Fruit trademark, along with Eskimo Pie soft serve product brands and related foodservice business segment to Dreyer's Grand Ice Cream, Inc., an indirect subsidiary of Nestle S.A., for a purchase price of approximately US$18,925,000, which includes approximately US$4,000,000 for accounts receivables and inventory associated with this transaction, subject to adjustments based on the final determination of the accounts receivable and inventory at the time of closing. Dreyers will also assume the related liabilities in an amount that is estimated to be approximately US$1,000,000. Sugar Creek Foods, Inc., an indirect wholly owned subsidiary of CoolBrands, has also entered into a Co-Pack Agreement with Dreyer's to manufacture soft-serve yogurt and ice cream for a period of up to 9 months.

Net proceeds from the sale were used to repay the balance of debt owed by CoolBrands to JP Morgan Chase of approximately US$5,000,000, and the balance will be used for working capital purposes. For the fiscal year ended August 31, 2006, the revenues recognized by CoolBrands in respect of the assets sold to Dreyer's were US$35,412,000 (unaudited).

6.    Reliance on Confidentiality Section

Not applicable.

7.    Omitted Information

Not applicable.

8.    Executive Officers

For further information, please contact Carla Aedo at (905) 479-8762.

9.    Date of Report

February 2, 2007.